CONTACT:

Kara Stancell, Investor Relations & Corporate Communications, (602) 808-3854

MEDICIS PROVIDES NOTICE TO ALL HOLDERS OF CONVERTIBLE NOTES
DUE 2032 OF THEIR PUT OPTION

SCOTTSDALE, Arizona — June 12, 2007 — Medicis (NYSE:MRX) announced today that holders of the Company’s 2.5% Contingent Convertible Notes due 2032 (the “Securities”) have the right to surrender their Securities for purchase by Medicis pursuant to the terms of the indenture for the Securities (the “Option”). The Option expires on July 11, 2007.

The Option entitles each holder of the Securities to require Medicis to purchase all or any part of such holder’s Securities at a price equal to $1,002.67 per $1,000 of principal amount at maturity. Medicis will pay the purchase price solely with cash. If all outstanding Securities are surrendered for purchase pursuant to the Option, the aggregate cash purchase price will be approximately $169.6 million. Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities, subject to the terms, conditions and adjustments applicable to the Securities.

The opportunity to surrender Securities for purchase pursuant to the Option will commence on June 13, 2007, and will terminate at 5:00 p.m., Eastern Time, on Wednesday, July 11, 2007. In order to exercise the Option, a holder must follow the procedures set forth in the notice to holders. Holders may withdraw any Securities previously surrendered for purchase at any time prior to 5:00 p.m., Eastern Time, on July 11, 2007.

Medicis will file a Tender Offer Statement on Schedule TO for the Securities with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Securities for purchase, including the notices to holders, will be available through The Depository Trust Company and the paying agent. Neither Medicis nor its Board of Directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Securities.

About Medicis

Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and aesthetic conditions. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic and aesthetic categories. The Company’s products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.

The Company’s products include the prescription brands RESTYLANE® (hyaluronic acid), PERLANE® (hyaluronic acid), DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), OMNICEF® (cefdinir), PLEXION® (sodium sulfacetamide/sulfur), SOLODYN® (minocycline HCl, USP) Extended Release Tablets, TRIAZ® (benzoyl peroxide), LIDEX® (fluocinonide) Cream, 0.05%, VANOStm (fluocinonide) Cream, 0.1%, SYNALAR® (fluocinolone acetonide), and ZIANAtm (clindamycin phosphate 1.2% and tretinoin 0.025%) Gel, BUPHENYL® (sodium phenylbutyrate) and AMMONUL® (sodium phenylacetate/sodium benzoate), prescription products indicated in the treatment of Urea Cycle Disorder, and the over-the-counter brand ESOTERICA®. For more information about Medicis, please visit the Company’s website at www.medicis.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements included in this press release that address activities, events or developments that Medicis expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by Medicis based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis. Several of these risks are outlined in the Company’s most recent annual report on Form 10-K for the year ended December 31, 2006, and other documents we file with the Securities and Exchange Commission. Forward-looking statements represent the judgment of Medicis’ management as of the date of this release, and Medicis disclaims any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

NOTE: Full prescribing information for any Medicis prescription product is available by contacting the Company. OMNICEF® is a trademark of Fujisawa Pharmaceutical Co. Ltd. and is used under a license from Abbott Laboratories, Inc. On April 1, 2005, Fujisawa Pharmaceutical Co. Ltd. merged with Yamanouchi Pharmaceutical Co. Ltd., creating Astelles Pharma, Inc. RESTYLANE® and PERLANE® are trademarks of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation. All other marks are the property of Medicis or its Affiliates.

# # #

2